UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                                  SEAOSPA, INC.
             (Exact name of Registrant as specified in its charter)

          Nevada                       000-53640                  26-1548693
(State or other jurisdiction          (Commission               (IRS Employer
     of incorporation)                 File No.)             Identification No.)

                         3 Ha `Hishtadrut St., Suite #6
                            Kiryat Yam, Israel 29056
          (Address of principal executive offices, including Zip Code)

      Registrant's telephone number, including area code: +1 (877) 841-5343

                   Approximate Date of Mailing: March 10, 2010

                                  SEAOSPA, INC.

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

               THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY
                FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION
               WITH ANY VOTE OF THE STOCKHOLDERS OF SEAOSPA, INC.

            NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
                          TO SEND THE COMPANY A PROXY.

INTRODUCTION

     This Information Statement is being mailed to holders of record of shares of common stock of Seaospa, Inc. (the "Company", "we", "us" or "our"), a Nevada corporation as of March 10, 2010, pursuant to the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the proposed share exchange between the Company and certain stockholders of our Company and Thwapr, Inc., a Delaware corporation ("Thwapr") and certain stockholders of Thwapr (the "Share Exchange"). Pursuant to the Share Exchange, the Company will acquire all of the issued and outstanding shares of Thwapr in exchange for Thwapr's stockholders acquiring no less than ninety percent (90%) of the Company's issued and outstanding common stock. As a condition of the Share Exchange, there will be a change in the Company's Board of Directors prior to the closing of the Share Exchange.

     The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Share Exchange Agreement dated March 5, 2010 filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on March 9, 2010.

     The change of directors is anticipated to occur on March 22, 2010 which is approximately ten days after the date on which this Information Statement is filed with the SEC and mailed to all the holders of record of the Company's common stock. This Information Statement is being mailed on or about March 10, 2010 to all holders of record on such date. A stockholder vote is not required and will not be taken with respect to the appointment of the new directors. You are not required to take any action with respect to the appointment of the new directors.

VOTING SECURITIES

     There are currently 4,869,918 shares of the Company's common stock outstanding. Each share of common stock is entitled to one vote. The Company has no other securities outstanding.

CHANGE IN CONTROL

     At the closing of the Share Exchange, stockholders of Thwapr will receive no less than ninety percent (90%) of the Company's issued and outstanding common stock. The closing of the Share Exchange is anticipated to occur on or about March 25, 2010.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information for each proposed director and executive officer of the Company after the forthcoming change in directors and officers.

     Name                Age                   Position
     ----                ---                   --------

Bruce Goldstein          61      Director, President and Chief Executive Officer
Maurizio Vecchione       48      Director and Executive Chairman
Barry Hall               61      Director and Chief Financial Officer

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
     BRUCE GOLDSTEIN

     Since November 2008, Mr. Goldstein has served as the Chief Executive Officer of Thwapr. Prior to becoming CEO, Mr. Goldstein served as the acting President of Thwapr from March 2007 to November 2008. Mr. Goldstein has been a director of Thwapr since March 2007. Mr. Goldstein was appointed CEO pursuant to an agreement between Universal Management, Inc. and Thwapr dated November 2008. Mr. Goldstein also presently serves as managing partner of Synthetica Holdings, LLC ("Synthetica"). Synthetica provides consulting and advisory services. Mr. Goldstein concurrently serves as the President and CEO of Universal Management, Inc., where he has served for the past five years.

     MAURIZIO VECCHIONE

     Since March 2007, Mr. Vecchione has been a board member and the Chairman of the Board of Thwapr. Mr. Vecchione currently serves as a board member and Chairman pursuant to a shareholder's agreement between Synthetica (America) Ltd., a management consulting firm of which he is the Chairman, and Thwapr, dated November 2008. Mr. Vecchione has been the President & CEO of CompuMed, Inc. an eHealth and telemedicine company, since June 2007. He is also a member and the Chairman of the board of directors of Synthetica (America) Ltd., a management consultant and California finance lender, a position he has held since November 1998. Synthetica (America) Ltd. has provided consulting services to Thwapr. He is also a member of the Board of Directors and the Chairman of IDEAS Studio, Inc. an educational media company, a position he has held since March 2003. Mr. Vecchione was also a Managing Director of Synthetica Holdings LLC, a consulting firm from July 2004, and from July 2004 through September 2006, he was CEO of Trestle Holdings, Inc. a medical imaging device company.

     BARRY HALL

     Since November 2008, Mr. Hall has served as the Chief Financial Officer of Thwapr. Mr. Hall had served as acting CFO of Thwapr from March 2007 to November 2008. Since March 2007, Mr. Hall has been a director of Thwapr. Mr. Hall was appointed CFO pursuant to a shareholder's agreement between Carlaris, Inc. ("Carlaris") and Thwapr, dated November 2008. Since January 2002, Mr. Hall has served as a managing director of Synthetica Holdings LLC, a consulting firm. Mr. Hall concurrently serves as the President of Carlaris, which provides consulting services to Thwapr pursuant to a consulting agreement between Carlaris and Thwapr, dated April 1, 2009. Since May, 2007, Mr. Hall has served as the President of Hall Manor, Inc., a California based management and financial consulting firm. From July 2004 until September 2006, Mr. Hall was the President and CFO of Trestle Holdings, Inc., a medical imaging device company.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

     There are no family relationships between any of our current directors or executive officers and proposed directors or executive officers. To our knowledge, the proposed directors and executive officers are not currently directors of the Company, do not hold any position with the Company nor have been involved in any material proceeding adverse to the Company or any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

     Although we have not adopted a Code of Ethics, we rely on our board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person's immediate family. Transactions are presented to our board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company. These policies and procedures are not evidenced in writing.

TERMS OF OFFICE

     The Company's directors are appointed for a one-year term to hold office until the next annual general meeting of the Company's stockholders or until removed from office in accordance with the Company's bylaws and the provisions of the Nevada Revised Statutes. The Company's directors hold office

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
after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company's bylaws and the provisions of the Nevada Revised Statutes.

     The Company's officers are appointed by the Company's Board of Directors and hold office until removed by the Board.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Our current directors and executive officers and proposed directors and executive officers have not been involved in any of the following events during the past ten years:

     1. any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

     4. being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

     5. being subject of, or a party to, any federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

     6. being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

COMMITTEES OF THE BOARD

     Our current Board of Directors held no formal meetings during the 12 month period ended December 31, 2009. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

     We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the board. Neither our current nor proposed directors are independent directors as defined in the NASD listing standards.

     After the change in the Board of Directors, it is anticipated that Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

AUDIT COMMITTEE

     Our current Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established. In addition, Barry Hall, a proposed director, currently meets the definition of an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K. Mr. Hall is not an independent director.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3, 4 and 5 delivered to us as filed with the Securities Exchange Commission, our executive officers and directors, and persons who own more than 10% of our Common Stock timely filed all required reports pursuant to Section 16(a) of the Securities Exchange Act.

NOMINATIONS TO THE BOARD OF DIRECTORS

     Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

     In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

     In carrying out its responsibilities, the Board will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate's name in nomination, however, he or she must do so in accordance with the provisions of the Company's Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o Thwapr, Inc., 220 12th Avenue, 3rd Floor, New York, New York 10001.

BOARD LEADERSHIP STRUCTURE AND ROLE ON RISK OVERSIGHT

     Yakov Terner currently serves as the Company's principal executive officer and a director. At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources. Subsequent to the forthcoming change in directors, it is anticipated that Bruce Goldstein will serve as our principal executive officer and Maurizio Vecchione will serve as our Executive Chairman. The proposed directors will continue to evaluate the Company's leadership structure and modify as appropriate based on the size, resources and operations of the Company.

     Our current directors are exclusively involved in the general oversight of risks that could affect our Company as Messrs. Terner and Benitah are the sole directors and officers of the Company.

BOARD COMPENSATION

     We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

EXECUTIVE COMPENSATION

     No director, officer or employee received compensation during the last fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The Company has only one class of stock outstanding, its common stock. The following table sets forth certain information as of March 10, 2010, with respect to the beneficial ownership of our common stock for (i) each director and officer, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock. As of March 10, 2010, there were 4,869,918 shares of common stock outstanding.

     To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of                                        Shares                  Percentage
Beneficial Owner(1)                                   Beneficially Owned        Beneficially Owned
-------------------                                   ------------------        ------------------
DIRECTORS AND EXECUTIVE OFFICERS

Yakov Terner, Director, President, and Treasurer          1,500,000                   30.8%
3 Ha `Hishtadrut St., Suite #6
Kiryat Yam, Israel 29056

Yossi Benitah, Director and Secretary                     1,500,000                   30.8%
3 Ha `Hishtadrut St., Suite #6
Kiryat Yam, Israel 29056

All Officers and Directors as a Group                     3,000,000                   61.6%

5% STOCKHOLDERS

Yaron Borenstein                                            251,800                    5.2%
Hahagana 12
Givataim

Bronia Fruhter                                              258,000                    5.3%
Almagor 17/5
Tel Aviv

Gideon Reifman                                              278,867                    5.7%
Ha'Tawas 11 Apt. 5
Kadima Zoran

----------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

OTHER INFORMATION

     We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov. You may also send communications to the board of directors at 3 Ha `Hishtadrut St., Suite #6, Kiryat Yam, Israel 29056.

                                      Seospa, Inc.
                                      By Order of the Board of Directors


                                      /s/ Yakov Terner
                                      ------------------------------------
                                      Yakov Terner, Director and President



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